INVEST IN **VOODOO SCIENTIFIC**

Scientific breakthrough to fully eliminate harshness from spirits - Enormous business opportunity!



voodooscientific.com Los Angeles, CA



Highlights

1. All spirits have some harshness, and no technology today totally eliminates it...and distillers try!
2. Distillers strive to make smoother products because those are far more desirable and more profitable
3. Voodoo has created a proven way for distillers to eliminate harshness from any Spirit
4. Our invention is patent-pending in the US, and soon internationally, to protect against competition
5. With Voodoo, a distiller can now fully control how smooth they want their product to be.
6. We are now optimizing our manufacturing process and its scale-up to full commercialization
7. We have already raised >$1 million from friends and angels
8. Huge market potential, > $500 billion in global spirits sales (yes that's 1/2 trillion dollars)

Featured Investor



Lisa Ryan
Syndicate Lead

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Invested $211,000

"I've been in the Food Industry my entire career and I've yet to see an innovation as groundbreaking as this one. Voodoo has come up with the most elegant way to allow any spirits maker to achieve one of the most desirable attributes: smoothness. And they do it in a way that is so simple yet with so many secondary advantages as I've ever seen. From new premium products to manufacturing efficiencies, this solution has tons of positive aspects to it. Also, I have worked with the CSO for well over a decade and have complete faith that she and Martin will be the best people to bring it to life."

Our Team



Martin Enriquez CEO & Co-Founder

Martin is an accomplished global executive, in start-ups as CEO/CXO from hi-tech to bio-tech, and also with market leaders Visa and Vodafone. He's added >$5 billion in value; hands-on experience in >20 countries. MBA & MA degrees from Stanford University.



Joana Montenegro Chief Science Officer & Co-Founder

Deep expertise in the Food&Bev industry including Product Development, R&D and Manufacturing. Senior R&D / CSO positions with General Mills (Pillsbury & Yoplait), Land O'Lakes, Califia Farms. Her PhD is in Food Engineering from University of Minnesota.

Smooth Spirits!

How many times have you heard: "*I don't drink distilled alcoholic beverages…they are too harsh!*" or "*I only drink cocktails, they are sweet and mask the bite of the booze!*".

But, what if this problem can be fixed? Easily? Across any type of spirit? Without affecting the complex, rich flavors of the beverage?

All spirits have some level of a harsh, painful 'bite' sensation when consumed. This harshness exists is in all types of spirits (whiskies, vodkas, tequilas, brandies, rums, etc.) and all quality levels (including the 'top shelf' that can cost over $1000/bottle), and has stubbornly persisted for centuries. Nothing in the industry has been able to fully eliminate that negative attribute. Distilling, filtering, barrel-aging… *nothing* fully eliminates this unpleasant 'bite'. And keep in mind, distillers use a whole host of tools and processes - none cheap - to try and deliver as smooth a beverage as possible today.

After a few decades in a barrel, you might find some mellowing of a whiskey or after multiple energy intensive distillations you might see some softening of a vodka but there's always a residual bite.

But imagine a world where you can eliminate the bite before distilling or before aging? For any spirit type?

The truth is, over the last 50 years the most-often used description in spirits advertising has been "smooth". Clearly it's a key feature consumers are looking for.

The spirits industry has been pursuing a strategy of "premiumization", creating more premium versions of their products and encouraging customers to trade-up to those higher priced premium products. The super-premium and ultra-premium products often have prices that are 50% to 1000% higher than the standard product. Premiumization is a well documented trend in the Food and Beverage Industry where consumers are seeking better experiences from their products, experimenting and not simply choosing the same familiar brands. The phrase "less, but better" articulates the evolving purchasing habit of drinking less volume but spending for products they perceive as better. (Source: IWSR). And in spirits, *"better"* usually means *"smooth and sippable"*.

The Voodoo Discovery

Voodoo Scientific's Chief Science Officer led the scientific discovery of the cause of the harsh, painful 'bite' sensation in spirits! The scientific cause had remained an elusive mystery for literally centuries. Understanding the specific compounds that cause harshness enabled us to create a way to target and neutralize just those offending compounds without changing anything else in the spirit.

Proven to Work

We have proven it works! Proven in rigorous lab tests showing the product is effective at neutralizing the target compounds. And proven to eliminate the 'bite' in distiller trials by testing different types spirits.


VOODOO DISTILLED SPIRIT
DISTILLED FROM GRAIN
100% WINTER WHEAT
80 PROOF
VOODOO DISTILLED SPIRIT
DISTILLED FROM GRAIN
100% WINTER WHEAT
80 PROOF
CONTROL DISTILLED SPIRIT
DISTILLED FROM GRAIN
100% WINTER WHEAT
80 PROOF
CONTROL DISTILLED SPIRIT
DISTILLED FROM GRAIN
100% WINTER WHEAT
80 PROOF

Robust testing of several spirits types at a commercial distillery

Easy to Adopt Product

We specifically designed our product so distillers can easily integrate it as a powder or liquid into their current process (from craft-scale to mega-scale). It does not adversely affect their manufacturing throughput or ethanol production. Distillers do not need to change their existing processes, no need to buy new equipment, no need to change their labels, and most importantly — the carefully-crafted unique flavor profile of the spirit does not change — only the 'bite' sensation is removed! The same spirit, smoother.



It's a simple add for any distiller!

Award-Winning

The top spirits industry association, DISCUS (Distilled Spirits Council of the US), recognized OUR product as a ***top innovation in the spirits industry*** presenting an award at their recent annual conference.





A Top Innovation Award at DISCUS (Distilled Spirits Council of the U.S.)

Protecting our Invention

We filed a patent application in December 2022 to protect our unique method, starting in the US and expanding internationally once it is approved. We also plan to file a patent application in 2024 to protect our specific enzymatic product from being copied.

Large Market

The spirits industry is enormous with 1000s of brands producing >$500 billion in sales from 30 billion bottles and >22 billion liters in annually! Staggering.

Product Progress

We have an initial product that is proven to work (noted above), however, we are optimizing it for maximum effectiveness. We have hired our scientific partner, Ginkgo Bioworks (NYSE:DNA) and they are now optimizing our enzymatic product to our final specifications. Once this step is complete, we will work with a top-tier manufacturing partner who will develop the production process and scale-up to commercial quantities. The production of these types of products are not new and these partners take new enzymes to market all the time.

There are also regulatory (e.g. FDA) approvals required for our final product, but the process is well understood.

Why Our Customers Care

We will sell to distillers to improve their spirits brands. What we hear from distillers is they would leverage our product for:

- **Increased Revenue from Higher Sales Volume, Market Share, and Margin.** Consumers prefer smoother spirits, with the Premium spirits typically commanding higher prices by 50% to 1000%. Using our product, they can turn a $20 bottle into a $200 bottle.

- **New Product Innovation Potential.** Without the distraction of harshness, the more subtle attributes that distillers artistically create in their spirits can be better perceived and enjoyed. New flavor profiles are now possible without the distracting harshness. Imagine even more subtle gins or complex flavored vodkas, or aged spirits that can now showcase all the flavors from the barrel, and when aging spirits becomes simply about flavor development without the need to 'mellow'.

- **Potential Manufacturing Efficiencies.** With the harsh compounds already eliminated, distillers may be able to: capture more ethanol by cutting wider, use less energy by distilling to lower proofs, and increase throughput by requiring less filtration. Expensive barrel aging might be shorter if it is only needed to impart flavors and not having to also overcome harshness, which would save aging expenses and angels' share losses while enabling products to get to market faster.

Go-to-Market Plan

Although it is premature to do full-scale selling before we have enough product for distillers' testing, we are proceeding with early customer conversations to have a strong set of prospects ready to proceed at that time. We see three major customer segments: Craft Distillers, Multinational Conglomerates, and Bulk Producers.

- **Craft** brands are relatively smaller, however, are faster to adopt new innovations and are influential in moving the consumer trends and industry's product trends. Although not our top priority, we have some influential craft brands already interested in launching new smooth products and will be pursuing other influential brands.

- **Multinational conglomerates** own most big brands, over 1000 combined, and have $billions in sales. There are 10 conglomerates that are the biggest, with many types of spirits and often many brands in each type. These brands often have the largest sales volume, in part due to the larger advertising budgets needed to create widely known brands. We have existing high-level contacts at several, and there is strong interest.

- **Bulk producers** make massive quantities of spirits and supply many small brands and many well-known brands. Bulk producers have many product choices within each type of spirit (e.g. corn vodka, winter wheat vodka, etc.) and it is easy for them to use our product to create a new 'ultra-premium' option that they can sell at a higher margin to their many brand customers.

We do not expect any brand to drop their current product formulation (Jack Daniel's Old #7) in favor of a new smooth one, rather it is very common for a brand to launch new 'flanker' products. Example of Jack Daniel's Old #7 as the main product, then flanker products Jack Daniel's Honey and Apple, Jack Daniel's Fire, Gentleman Jack, etc.

In summary, "smooth" is a highly desirable attribute in spirits. Desirable both because it is preferred by consumers, and also because it can command a higher price. The harsh 'bite' remains an obstacle to achieving truly smooth.

Voodoo Scientific's product enables distillers to control or eliminate the bite while not affecting the flavors of their product. It is easily used by any size distiller making any kind of spirit, requiring no changes to processes and no new equipment.

Meet the Founders

Voodoo Scientific was founded by two accomplished and experienced professionals, who are also a married couple.



Joana Montenegro, Ph.D., is the Chief Science Officer with primary responsibility for the technical aspects of the company. Joana is a respected food industry executive and innovator whose inventions and trade secrets include over $5B in new revenue, and over $100 million in cost savings. Her innovation skill set spans 'blue sky' disruption to innovative food processing techniques. She has a rare breadth of business acumen experienced in R&D, sales, manufacturing and product development. Recently as CSO with Califia Farms, previously leading R&D organizations at Land O'Lakes and General Mills' Pillsbury and Yoplait. Joana has a B.S. in Food Engineering from the Universidade Católica in Portugal, and a Ph.D. in Food Engineering from the University of Minnesota.

Martin Enriquez, is the CEO with primary responsibility for the business and commercial aspects of the company. Martin's experience spans CEO/CxO roles leading early-stage companies, to executive roles at market leaders Visa and Vodafone, earning global credentials with hands-on work in over 20 countries. Martin has M.B.A. and M.Ed. Degrees from Stanford University.



"Completely Smooth Spirits" has been the elusive quest of distillers for centuries.

We've invented the remedy!



LET'S FACE IT:
ALL SPIRITS HAVE SOME HARSHNESS



Distillers work hard to reduce that painful 'bite', and it has been impossible to fully eliminate with their current methods...

Like: distilling many times to high-proofs,
Aging in barrels for many years,
Using high-tech filters,
Adding sweeteners.

Nothing works <u>completely</u>



GUESS WHAT?
WE CAN MAKE ALL SPIRITS SMOOTH
YEP. WE FIXED IT.

WE DISCOVERED THE CAUSE, AND CREATED THE CURE

For centuries, the true cause of harshness in spirits has remained a mystery

Harsh sensation
We discovered the physiological mechanism that creates the painful 'bite' sensation

What triggers it
We discovered the precise compounds in spirits that trigger this harsh 'response'

Why all spirits
We discovered why ANY type of distilled spirit will have the harshness problem

Our Product:
Precise Enzymatic System
Scientifically developed to target only the offending compounds, without affecting the unique flavors or the spirit — Same spirit, smoother

Fits any distiller
- No equipment changes
- No changes to existing processes
- Doesn't slow production
- Doesn't reduce ethanol output
- No regulatory impact



THIS IS AN EXTREMELY ELEGANT SOLUTION TO THE BIGGEST CHALLENGE IN DISTILLED ALCOHOLIC BEVERAGES






Forbes

Distilled Spirits Are Now More Popular Than Beer In The United States

Brad Japhe Senior Contributor

You can find me at the confluence of food, beverage and travel.

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Feb 10, 2023, 03:01am EST

CONSUMER TRENDS ARE TOWARDS BETTER TASTING SPIRITS THAT ARE HIGHER QUALITY.

VOODOO ENZYME SYSTEM UNLOCKS HIGH MARGIN INNOVATIVE PREMIUM PRODUCTS FOR DISTILLERS



THIS IS A HUGE MARKET:

DISTILLED ALCOHOLIC BEVERAGES REVENUE IS ~$500B WORLDWIDE

VOODOO PROVIDES *EXCEPTIONAL* VALUE TO OUR DISTILLER CUSTOMERS

MORE REVENUE + MORE MARGIN = MORE PROFIT



MANY TANGIBLE BENEFITS

Sell more volume and more higher priced, higher margin products

Market share growth

Operational efficiencies potential

Lower costs and angels' share losses from shorter aging

New innovation potential in flavors and products starting from a smooth base spirit



WE'VE PROVEN IT WORKS!
And won the recognition

Proving the enzyme system works

Receiving an Innovation award from the Distilled Spirits Council of US 2022

At a distillery trial

With CEO of Distilled Spirits Council of US

FOR VOODOO ITS AN ATTRACTIVE BUSINESS MODEL WITH HIGH GROWTH POTENTIAL AND GREAT MARGINS



30 BILLION BOTTLES SOLD
Of Spirits Sold Worldwide

50¢ PER BOTTLE
Revenue to Voodoo

70% MARGIN
Is Voodoo's gross margin at scale

Voodoo will sell our product per-kilo, which is the industry-standard. We are targeting our per-kilo price to equate to a cost-in-use to the distiller of about 50¢ /bottle

Future projections are not guaranteed

PROGRESS AND NEXT STEPS
KEY MILESTONES

WHATS BEEN ACCOMPLISHED

Proven the enzyme works!
Several trials at commercial distiller prove Voodoo enzyme works across spirits types equally well.

Patent filed to provide a monopoly for Voodoo

Raised $1M from angel investors

Generated real interest from large customers at executive level :
- Diageo
- Brown-Forman
- LVMH
- Southern Distilling

NEXT STEPS AHEAD

Finalize the final enzyme formulation

Scale-up Manufacturing
Currently assessing several options with global companies

Submit enzyme for regulatory approval

Full scale selling once production scale R&D samples available. Targets are:
- Multi national conglomerates (Diageo, Brown-Forman, etc)
- Craft Distillers
- Bulk and contract Distillers (MGP, Ultrapure, etc)


PATH TO PROFITABILITY IS SHORT
NO NEED FOR INFRASTRUCTURE NOR LARGE TEAM TO BECOME PROFITABLE
WE HAVE MANUFACTURING PARTNER THAT SHIPS DIRECTLY TO DISTILLER SO PROFIT COMES FAST
VERY LARGE BRANDS ARE READY TO TEST WITH US
AS SOON AS THEY TRY THE ENZYME THEY ARE IN POSITION TO LAUNCH PRODUCTS
MAY NOT EVEN NEED ANY OTHER INVESTMENT ROUND
WE ARE ALREADY SO CLOSE TO EVERYTHING BEING READY AND SCALED

We may not need any other investment besides the $2M we are currently raising outside of Wefunder and the $1.2M we are raising on Wefunder.


VOODOO'S EXIT IS LIKELY VIA ACQUISITION
Likely Acquirer is a Global Food Ingredients Tech Company
Voodoo's product is a valuable addition to their portfolio
Voodoo has seen early interest from executives of 3 top companies
Large Global Food Enzyme and/or Flavor Company
They can accelerate Voodoo sales since Spirits companies are their customers too
Frequently acquire technologies & companies like Voodoo; for large prices
Voodoo product fits in their current manufacturing

Future projections are not guaranteed


LETS BE HONEST: RARELY WILL YOU FIND AN INNOVATION LIKE THIS TO INVEST IN
Patented to lock any possible entrants from competing
Won an innovation award given by the Industry
Solves a huge issue the industry hasn't solved yet
Has no known competition in the market - none
Affects an enormous Industry ($500B worldwide)

EXPERIENCED DRIVEN CO-FOUNDERS



Martin Enriquez
CEO

Martin is an accomplished global executive, innovator and business builder. Successful with global leaders such as *Visa* and *Vodafone*, as well as growing start-ups as CEO/CXO, from high-tech to bio-tech. Martin's responsibilities have exceeded $2 billion in revenue and 1000s of people, generating over $5 billion in new company value. For example, building Vodafone's most successful subsidiary in both profitability and growth. His international acumen comes from hands-on work in over 20 countries, including Europe, Asia, Middle East, Africa, and the Americas. Martin has M.B.A. & M.A.Ed. degrees from Stanford University.



Joana Montenegro
CSO

Joana is a respected food industry executive and innovator whose inventions and trade secrets include over $5B in new revenue, and over $100 million in cost savings. Her innovation skill set spans 'blue sky' disruption to innovative food processing techniques. She has a rare breadth of business acumen experienced in R&D, sales, manufacturing and product development. Recently as CSO with *Califia Farms*, previously leading R&D organizations at *Land O'Lakes* and *General Mills' Pillsbury* and *Yoplait*. Joana has a B.S. in Food Engineering from the Universidade Católica in Portugal, and a Ph.D. in Food Engineering from the University of Minnesota.

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SUMMARY

- Solves a foundational problem of a big global industry
- Exceptional value proposition for distiller customers
- Delivers innovation that fits consumer trends
- Easy to adopt, fitting any spirit and any distiller's equipment & process
- Business has strong economics with healthy potential
- Accomplished and experienced founders
- Patent-pending, designed to provide a long monopoly
- Appealing acquisition candidate as an eventual exit path

We appreciate that you are considering investing,
and being a part of innovating the legendary spirits industry!

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